EXHIBIT 99.1

TransAlta Provides Notice to Mothball Sheerness Unit 1

CALGARY, Alberta, Dec. 18, 2025 (GLOBE NEWSWIRE) -- Alberta Power (2000) Ltd., a subsidiary of TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC), provided notice to the Alberta Electric System Operator on December 18, 2025, that Sheerness Unit 1 will be temporarily mothballed effective April 1, 2026, for a period of up to two years. TransAlta maintains the flexibility to return the mothballed unit to service when market fundamentals or contracting opportunities are secured. The unit will remain available and fully operational through the winter season and Sheerness Unit 2 will remain fully in service.

"We have made the prudent financial decision to temporarily mothball Sheerness Unit 1 while reserving it for future economic opportunities. There is significant value at our Alberta thermal sites and we remain very pleased with the continued progress on our data centre strategy. Today's decision ensures we preserve the long-term optionality of the asset," said John Kousinioris, President and Chief Executive Officer.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “continue” or other similar words. Forward-looking statements are intended to provide the reader information about management’s current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our most recent MD&A and the 2024 Integrated Report, including the section titled “Governance and Risk Management” in our MD&A for the year ended December 31, 2024, filed under TransAlta’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com